Exhibit 99.2

Financial Report for the Three Months Ended March 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three-month periods ended March 31, 2022 and March 31, 2023. References to “GasLog Partners”, “we”, “our”, “us” and “the Partnership” or similar terms refer to GasLog Partners LP and its subsidiaries. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F filed with the United States Securities Exchange Commission (the “SEC”) on March 6, 2023. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

All statements in this report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for distributions and the impact of changes to cash distributions on the Partnership’s business and growth prospects, plans, strategies, and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this report, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•	general liquefied natural gas (“LNG”) shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;

•	the ability of GasLog Partners to consummate the acquisition by GasLog Ltd. (“GasLog”) of all of the outstanding common units of the Partnership not beneficially owned by GasLog for overall consideration of $8.65 per common unit in cash per unit (the “Transaction”), which is difficult to predict and which involves uncertainties that are beyond the control of GasLog Partners, including, but not limited to, the satisfaction of the conditions to the closing of the Transaction or the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement and Plan of Merger dated as of April 6, 2023 or cause delays in the consummation of the Transaction;

•	fluctuations in charter hire rates, vessel utilization and vessel values;

•	our ability to secure new multi-year charters at economically attractive rates;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not operating under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;

•	changes in our operating costs, including crew costs, maintenance, dry-docking and insurance costs and bunker prices;

•	number of off-hire days and dry-docking requirements, including our ability to complete scheduled dry-dockings on time and within budget;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the duration and effects of COVID-19 and any other pandemics on our workforce, business, operations and financial condition;

•	fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

•	fluctuations in exchange rates, especially the U.S. dollar and Euro;

•	our ability to expand our portfolio by acquiring vessels through our drop-down pipeline with GasLog or by acquiring other assets from third parties;

•	our ability to leverage GasLog’s relationships and reputation in the shipping industry and the ability of GasLog to maintain long-term relationships with major energy companies and major LNG producers, marketers and consumers to obtain new charter contracts;

•	GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

•	changes in the ownership of our charterers;

•	our customers’ performance of their obligations under our time charters and other contracts;

•	our future operating performance, financial condition, liquidity and cash available for distributions;

•	our distribution policy and our ability to make cash distributions on our units or the impact of changes to cash distributions on our financial position;

•	our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•	risks inherent in ship operation, including the discharge of pollutants;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;

•	the expected cost of and our ability to comply with environmental and regulatory requirements related to climate change, including regulatory requirements with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;

•	potential liability from future litigation; and

•	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on March 6, 2023, available at http://www.sec.gov.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, the risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Cash Distribution

On April 26, 2023, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.01 per common unit for the quarter ended March 31, 2023. The cash distribution is payable on May 11, 2023 to all unitholders of record as of May 8, 2023. The aggregate amount of the declared distribution will be $0.5 million based on the number of units issued and outstanding as of March 31, 2023.

Overview

GasLog Partners is an owner, operator and acquirer of LNG carriers. Since our initial public offering (“IPO”) in May 2014, we have grown our fleet from three vessels at the time of our IPO to 14 today (including three vessels sold and leased back under a bareboat charter). Our capital allocation strategy is focused on balance sheet strength, deleveraging, reducing the all-in break-even rates in our fleet and repurchasing our Preference Units on an opportunistic basis in the open market. In addition, as part of our capital allocation priorities we have set leverage targets to monitor our performance. While we have reduced our leverage in recent years, we have not yet achieved those targets and there can be no assurance that we will be able to continue to reduce leverage in order to meet those targets.

On April 6, 2023, the Partnership announced an Agreement and Plan of Merger pursuant to which GasLog will acquire the outstanding common units of the Partnership not beneficially owned by GasLog for overall consideration of $8.65 per common unit in cash, consisting in part of a special distribution by the Partnership of $3.28 per common unit in cash that will be distributed to the Partnership’s unitholders in connection with the closing of the Transaction and the remainder to be paid by GasLog as merger consideration at the closing of the Transaction. The Transaction is expected to close by the end of the third quarter of 2023, subject to approval of the Transaction by holders of a majority of the common units of the Partnership and the satisfaction of certain closing conditions.

As of March 31, 2023, our owned and bareboat fleet consisted of ten vessels with tri-fuel diesel electric (“TFDE”) propulsion and four steam turbine propulsion (“Steam”) vessels.

Our Fleet

Owned Fleet

LNG Carrier		Year Built	Cargo Capacity (cbm)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration (Firm Period)	Optional Period
1	Methane Rita Andrea	2006	145,000	Energy Major	Steam	October 2023	—
2	Methane Alison Victoria	2007	145,000	CNTIC VPower (1)	Steam	October 2023	2024–2025 (1)
3	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028–2031 (2)
4	Solaris	2014	155,000	Energy Major	TFDE	October 2023	—
5	GasLog Santiago	2013	155,000	Trafigura (3)	TFDE	December 2023	2028 (3)
6	GasLog Seattle	2013	155,000	Energy Trading Company (4)	TFDE	March 2024	—
7	Methane Jane Elizabeth	2006	145,000	Cheniere (5)	Steam	March 2024	2025 (5)
8	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031 (6)
9	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031 (6)
10	GasLog Geneva	2016	174,000	Shell	TFDE	September 2028	2031 (7)

11	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2029	—

(1)	The vessel is chartered to CNTIC VPower Energy Ltd. (“CNTIC VPower”), an independent Chinese energy company. The charterer may extend the term of the related charter by two additional periods of one year, provided that the charterer gives us advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(2)	Charterer may extend the term of the time charter by two additional periods of five and three years, respectively, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(3)	The vessel is chartered to Trafigura Maritime Logistics PTE Ltd. (“Trafigura”). Charterer may extend the term of this time charter for a five-year period, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(4)	The vessel is chartered to a Swiss-headquartered energy trading company.

(5)	The vessel is chartered to Cheniere Marketing International LLP, a subsidiary of Cheniere. Charterer may extend the term of the time charter for an additional period of one year, provided that the charterer gives us advance notice of declaration.

(6)	Charterer may extend the term of these time charters for a period of five years, provided that the charterer gives us advance notice of declaration.

(7)	Charterer may extend the term of the time charter for an additional period of three years, provided that the charterer gives us advance notice of declaration.

Bareboat Vessels

LNG Carrier		Year Built	Cargo Capacity (cbm)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration (Firm Period)	Optional Period
1	GasLog Sydney (1)	2013	155,000	Spot market	TFDE	—	—
2	GasLog Shanghai	2013	155,000	Woodside (2)	TFDE	February 2025	2026 (2)
3	Methane Heather Sally	2007	145,000	SEA Charterer (3)	Steam	July 2025	—

(1)	In March 2023, the vessel was sold and leased back from China Development Bank Financial Leasing Co., Ltd. (“CDBL”) for a period of five years, with no repurchase option or obligation.

(2)	The vessel is chartered to Woodside Energy Shipping Singapore Pte. Ltd. (“Woodside”). Charterer may extend the term of this time charter for a period of one year, provided that the charterer gives us advance notice of declaration.

(3)	The vessel is chartered to a Southeast Asian charterer (“SEA Charterer”).

Additional Vessels

Five-Year Vessel Business Opportunities

GasLog has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more without, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter of such a vessel, notifying us and offering us the opportunity to purchase such vessel at fair market value. We refer to these vessels, together with any related charters, as “Five-Year Vessels”.

Results of Operations

Our results set forth below are derived from the unaudited condensed consolidated financial statements of the Partnership.

Three-month period ended March 31, 2022 compared to the three-month period ended March 31, 2023

(in thousands of U.S. dollars)
	March 31, 2022	March 31, 2023	Change
Revenues	85,459	99,069	13,610
Voyage expenses and commissions	(1,461)	(1,996)	(535)
Vessel operating costs	(18,574)	(15,926)	2,648
Depreciation	(21,987)	(22,712)	(725)
General and administrative expenses	(4,691)	(5,647)	(956)
Loss on disposal of vessel	—	(1,033)	(1,033)
Impairment loss on vessel	—	(142)	(142)
Profit from operations	38,746	51,613	12,867
Financial costs	(8,781)	(17,353)	(8,572)
Financial income	39	2,282	2,243
Gain/(loss) on derivatives	4,977	(167)	(5,144)
Profit for the period	34,981	36,375	1,394

For the three-month period ended March 31, 2022, we had an average of 15.0 vessels operating in our owned fleet having 1,350 available days, while during the three-month period ended March 31, 2023, we had an average of 14.0 vessels operating in our owned fleet having 1,203 available days. The decrease in available days is due to the sale of the Methane Shirley Elisabeth in September 2022 and the scheduled dry-docking of the GasLog Shanghai in the first quarter of 2023.

Revenues: Revenues increased by $13.6 million, or 15.9%, from $85.5 million for the three-month period ended March 31, 2022, to $99.1 million for the same period in 2023. The increase is mainly attributable to a net increase in revenues from our vessels operating in the spot and short-term markets in the first quarter of 2023, under time charters that were executed in 2022. This net increase was partially offset by a decrease in revenues due to the off-charter days of the scheduled dry-docking of the GasLog Shanghai and also the sale of the Methane Shirley Elisabeth in the third quarter of 2022. The average daily hire rate increased from $63,681 for the three-month period ended March 31, 2022, to $82,352 for the three-month period ended March 31, 2023.

Voyage Expenses and Commissions: Voyage expenses and commissions increased by $0.5 million, or 33.3%, from $1.5 million for the three-month period ended March 31, 2022, to $2.0 million for the same period in 2023. The increase in voyage expenses and commissions is mainly attributable to an increase in bunker consumption costs incurred in connection with the scheduled dry-docking of the GasLog Shanghai in the first quarter of 2023 and an increase in broker commissions, in line with the increase in revenues discussed above.

Vessel Operating Costs: Vessel operating costs decreased by $2.7 million, or 14.5%, from $18.6 million for the three-month period ended March 31, 2022, to $15.9 million for the same period in 2023. The decrease in vessel operating costs is mainly attributable to a decrease of $1.5 million in crew costs, largely related to cost savings in 2023 following the relaxation of our COVID-19 enhanced protocols and a more favorable EUR/USD exchange rate in the first quarter of 2023 compared to the same period in 2022. There was also a decrease of $0.7 million in technical maintenance costs, mainly due to timing of the fleet maintenance needs in the first quarter of 2023, compared to the same period in 2022. As a result, daily operating costs per vessel decreased from $14,741 per day for the three-month period ended March 31, 2022, to $12,640 per day for the three-month period ended March 31, 2023.

General and Administrative Expenses: General and administrative expenses increased by $0.9 million, or 19.1%, from $4.7 million for the three-month period ended March 31, 2022, to $5.6 million for the same period in 2023. The increase in general and administrative expenses is mainly attributable to transaction costs of $0.8 million incurred by the Partnership in the first quarter of 2023, mainly comprising legal and other professional fees in connection with the evaluation of the terms of GasLog’s offer to acquire all of the outstanding common units representing limited partner interests of the Partnership not already beneficially owned by GasLog. As a result, daily general and administrative expenses increased from $3,472 per vessel ownership day for the three-month period ended March 31, 2022, to $4,482 per vessel ownership day for the three-month period ended March 31, 2023.

Loss on Disposal of Vessel: Loss on disposal of vessel was $1.0 million in the three months ended March 31, 2023 and was recognized pursuant to the completion of the sale and lease-back transaction of the GasLog Sydney on March 30, 2023.

Financial Costs: Financial costs increased by $8.6 million, or 97.7%, from $8.8 million for the three-month period ended March 31, 2022, to $17.4 million for the same period in 2023. The increase in financial costs is mainly attributable to an increase of $8.9 million in interest expense on loans, primarily due to an increase in base interest rates (London Interbank Offered Rate, “LIBOR”, and Secured Overnight Financing Rate, “SOFR”) year-over-year. During the three-month period ended March 31, 2022, we had an average of $1,083.4 million of bank borrowings outstanding under our credit facilities with a weighted average interest rate of 2.5%, compared to an average of $872.4 million of bank borrowings outstanding under our credit facilities with a weighted average interest rate of 7.2% during the three-month period ended March 31, 2023.

Gain/Loss on Derivatives: Gain on derivatives decreased by $5.2 million, from a gain of $5.0 million for the three-month period ended March 31, 2022, to a loss of $0.2 million for the same period in 2023. The decrease is attributable to a net decrease of $7.6 million in unrealized gain from the mark-to-market valuation of derivatives (interest rate swaps and forward foreign exchange contracts) held for trading, which were carried at fair value through profit or loss, mainly due to changes in the forward yield curve, partially offset by a decrease of $2.4 million in realized loss on derivatives (interest rate swaps) held for trading.

Profit for the Period: Profit for the period increased by $1.4 million, or 4.0%, from $35.0 million for the three-month period ended March 31, 2022, to $36.4 million for the same period in 2023, as a result of the aforementioned factors.

Liquidity and Capital Resources

We operate in a capital-intensive industry and we expect to finance the purchase of any additional vessels or other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt, lease and equity financings, if any. In addition to paying distributions and potentially repurchasing common and preference units, our other liquidity requirements relate to paying our operating and general and administrative expenses, servicing our debt, funding investments, funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity and complying with our financial covenants under our debt facilities.

The Partnership did not repurchase any preference units during the first quarter of 2023 under the Partnership’s preference unit repurchase programme, due to an extended blackout period in relation to the Transaction.

On March 30, 2023, GasLog Partners completed the sale and lease-back of the GasLog Sydney with a wholly-owned subsidiary of CDBL. The vessel was sold to CDBL for a gross cash consideration of $140.0 million. GasLog Partners leased back the vessel under a bareboat charter from CDBL for a period of five years with no repurchase option or obligation. The existing loan facility advance of the specified vessel was terminated, resulting in a debt prepayment of $87.8 million.

As of March 31, 2023, we had $225.6 million of cash and cash equivalents, out of which $80.1 million was held in current accounts and $145.5 million was held in time deposits with an original duration of less than three months. An additional amount of $57.0 million of time deposits with an original duration of greater than three months was classified under short-term cash deposits.

As of March 31, 2023, we had an aggregate of $805.6 million of borrowings outstanding under our credit facilities, of which $224.2 million was repayable within one year, and an aggregate of $114.8 million of lease liabilities mainly related to the sale and lease-backs of the GasLog Shanghai, the Methane Heather Sally and the GasLog Sydney, of which $27.9 million was payable within one year.

As of March 31, 2023, the Partnership has in place four interest rate swap agreements at a notional value of $133.3 million in aggregate, maturing between 2024 and 2025. As a result of its hedging agreements, the Partnership has hedged 16.4% of its floating interest rate exposure on its outstanding debt (excluding the lease liability) as of March 31, 2023, at a weighted average interest rate of approximately 3.1% (excluding margin).

Working Capital Position

As of March 31, 2023, our current assets totaled $309.9 million and current liabilities totaled $312.1 million, resulting in a negative working capital position of $2.2 million. Current liabilities include $25.9 million of unearned revenue in relation to hires received in advance (which represents a non-cash liability that will be recognized as revenues after March 31, 2023, as the services are rendered). Current liabilities also include $156.2 million of current debt (net of fees) related to the loan facility with Credit Suisse AG, Nordea Bank Abp, filiIl i Norge, Iyo Bank Ltd., Singapore Branch and the Development Bank of Japan, Inc., which matures in February 2024.

We believe that our current resources, cash from operations and existing debt facilities will be sufficient to meet our working capital requirements and comply with our banking covenants for at least twelve months from the date of this report.

Cash Flows

Three-month period ended March 31, 2022 compared to the three-month period ended March 31, 2023

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

(in thousands of U.S. dollars)	Three months ended
	March 31, 2022	March 31, 2023	Change
Net cash provided by operating activities	58,623	66,771	8,148
Net cash (used in)/provided by investing activities	(955)	106,240	107,195
Net cash used in financing activities	(67,265)	(145,759)	(78,494)

Net Cash provided by Operating Activities:

Net cash provided by operating activities increased by $8.2 million, from $58.6 million in the three-month period ended March 31, 2022, to $66.8 million in the three-month period ended March 31, 2023. The increase of $8.2 million is mainly attributable to an increase in revenues of $13.6 million and a net decrease in vessel operating costs, voyage expenses and commissions and general and administrative expenses of $1.3 million, partially offset by a $6.5 million movement in working capital accounts.

Net Cash (used in)/provided by Investing Activities:

Net cash used in investing activities decreased by $107.2 million, from net cash used in investing activities of $1.0 million in the three-month period ended March 31, 2022, to net cash provided by investing activities of $106.2 million in the three-month period ended March 31, 2023. The decrease of $107.2 million is attributable to an increase of $140.0 million in proceeds from sale and lease-back transactions and an increase in financial income received of $1.7 million, partially offset by a decrease of $32.0 million in net cash from short-term cash deposits and an increase in cash used in payments for tangible fixed assets and right-of-use assets of $2.5 million.

Net Cash used in Financing Activities:

Net cash used in financing activities increased by $78.5 million, from $67.3 million in the three-month period ended March 31, 2022, to $145.8 million in the three-month period ended March 31, 2023. The increase of $78.5 million is mainly attributable to an increase of $83.0 million in bank loan repayments and an increase of $6.6 million in interest paid, partially offset by a decrease of $10.0 million in cash used for repurchases of preference units and a decrease of $1.0 million in distributions paid.

Contracted Charter Revenues

The following table summarizes GasLog Partners’ contracted charter revenues and vessel utilization for the periods ending December 31, 2023 and 2024:

(in millions of U.S. dollars, except days and percentages)	April – December 2023	2024
Contracted time charter revenues(1)(2)(3)(4)	$250.8	$189.8
Total contracted days(1)(2)	3,213	2,363

Total available days(5)	3,760	5,094
Total unfixed days(6)	547	2,731
Percentage of total contracted days/ total available days	85.5%	46.4%

(1)	Contracted days are calculated taking into account the firm period charter expiration and expected market conditions as of March 31, 2023.

(2)	Our ships are scheduled to undergo dry-docking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when each ship undergoes scheduled dry-docking.

(3)	For time charters that include a variable rate of hire within an agreed range during the charter period, revenue calculations are based on the agreed minimum rate of hire for the respective period.

(4)	Revenue calculations assume no exercise of any option to extend the terms of the charters.

(5)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking.

(6)	Represents available days for the ships after the expiration of the existing charters (assuming charterers do not exercise any option to extend the terms of the charters).

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect for the 14 LNG carriers in our fleet as of March 31, 2023 and through December 31, 2024 (including three vessels sold and leased back under bareboat charters). The table reflects only our contracted charter revenues for the ships in our owned and bareboat fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters. In particular, the table does not reflect time charter revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. If exercised, the options to extend the terms of our existing charters would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including non-performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 6, 2023. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Partnership’s independent auditors nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.